UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Disposition of Copper Smelting Operations

On December 29, 2017, China Natural Resources, Inc. (“CHNR”) and its wholly-owned subsidiary Double Grow International Limited (“Double Grow”) entered into Sale and Purchase Agreement (the “Purchase Agreement”) with Shanghai Kangzheng Investment Management Co., Ltd.  (“Purchaser”), an unrelated third party, pursuant to which CHNR sold and Purchaser purchased, all of CHNR’s right, title and interest in and to the outstanding capital stock (the “Equity Interests”) of Double Grow and its subsidiaries. Double Grow and its subsidiaries, including Planta Metalurgica Antay Pacha S.A., a Bolivian corporation, have primarily engaged in preparing for commercial production of copper cathodes at its copper smelting plant located in Potosi, Bolivia.

The Purchase Agreement provides that the purchase price for the Equity Interests is US$2,641,129 (the “Purchase Price”), including the payment of US$1,441,129 in indebtedness of Double Grow to CHNR. The Purchase Price was paid (a) US$1,200,000 in cash, delivered at the closing, and (b) US$1,441,129 by the Purchaser’s delivery of its promissory note payable, without interest, on January 28, 2018 (the “Note”). At the time the Purchase Agreement was signed, the parties also executed a Deed of Assignment of Loan (the “Deed of Assignment”) pursuant to which CHNR assigned to the Purchaser its right to receive repayment of the US$1,441,129 loan from Double Grow.

CHNR acquired Double Grow and its subsidiaries in December 2016 for a purchase price of US$1,541,129, including CHNR’s assumption of US$1,441,129 in indebtedness of Double Grow (which remains unpaid as of the date hereof). The Board of Directors of CHNR authorized the Purchase Agreement following its determination to focus its resources on metals mining in the People’s Republic of China (“PRC”). Following disposition of the Equity Interests in Double Grow, CHNR’s operations consist of the exploration for lead, copper and other metals in the Inner Mongolia Autonomous Region of the PRC.

The foregoing descriptions of the Purchase Agreement, Deed of Assignment and Note do not purport to be complete and are qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, which are incorporated by reference herein. These agreements have been included as an exhibit hereto solely to provide investors and security holders with information regarding its terms. They are not intended to be a source of financial, business or operational information about CHNR or any subsidiary or affiliate of CHNR. The representations, warranties and covenants contained in the Purchase Agreement are made only for purposes of the specific agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of such agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties rather than establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of CHNR or any subsidiary of CHNR. Moreover, (a) information concerning the subject matter of the representations, warranties and covenants may change after the date of the respective agreement, which subsequent information may or may not be fully reflected in public disclosures, and (b) interpretation of, and disposition of any unresolved disputes under the Purchase Agreement, Note or the Deed of Assignment, or any of them, or that may arise under any of them, will be presided over and decided by courts of the People’s Republic of China in accordance with local laws, rules, regulations and customs that may yield results that are different from those that might be expected from courts of the United States.

Exhibits

Exhibit No.	Description
10.1

Purchase and Sale Agreement dated Equity Transfer Agreement dated December 29, 2017 by and among China Natural Resources, Inc., Double Grow International Limited and Shanghai Kangzheng Investment Management Co., Ltd.

10.2

Deed of Assignment of Loan dated December 29, 2017 by and among China Natural Resources, Inc., Double Grow International Limited and Shanghai Kangzheng Investment Management Co., Ltd. (incorporated by reference to Schedule 3 to Exhibit 10.1 of this Current Report on Form 6-K)

10.3

Promissory Note dated December 29, 2017 from Shanghai Kangzheng Investment Management Co., Ltd.in favor of China Natural Resources, Inc. (incorporated by reference to Schedule 4 to Exhibit 10.1 of this Current Report on Form 6-K)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: January 3, 2018	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1

Purchase and Sale Agreement dated Equity Transfer Agreement dated December 29, 2017 by and among China Natural Resources, Inc., Double Grow International Limited and Shanghai Kangzheng Investment Management Co., Ltd.